GRAY CARY

1221 South MoPac Expressway, Suite 400

Austin, TX 78746

www.graycary.com

O] 512-457-7221

F] 512-457-7001

October 15, 2004

VIA EDGAR (WITH COPY VIA FEDERAL EXPRESS)

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 4-6

Washington, D.C. 20549

Attn: Ms. Maryse Mills-Apenteng

Re:	NetSolve, Incorporated

Preliminary Proxy Statement on Schedule 14A (File No. 0-24983)

Dear Ms. Mills-Apenteng:

On behalf of our client, NetSolve, Incorporated, a Delaware corporation (the “Company”), we are responding to the comment letter dated October 14, 2004 (the “Comment Letter”) of the staff of the Securities and Exchange Commission (the “Staff”) regarding the Company’s Preliminary Proxy Statement on Schedule 14A as filed with the Securities and Exchange Commission (“Commission”) on October 1, 2004 (the “Proxy Statement”). For your convenience, we have restated the Staff comment set forth in the Comment Letter in full in italics and have included our response below to such comment.

1.	Please expand the class action litigation disclosure on page 33 to describe more clearly the factual basis underlying the allegations of self-dealing and breaches of fiduciary duty on the part of NetSolve directors in connection with the merger. Ensure that the disclosure is materially complete.

Response: The Company has revised the Proxy Statement to include additional disclosure on page 33 thereof under the section captioned “The Merger—Litigation Related to the Merger” to describe with greater specificity the alleged factual basis underlying the allegations of self-dealing and breaches of fiduciary duty on the part of NetSolve’s directors. The Proxy Statement, as so revised, is being filed concurrently herewith pursuant to the Commission’s EDGAR system. Please note that we are sending a copy of this letter with a copy of the complaints relating to this litigation supplementally to you via express courier (for receipt by you on Monday, October 18, 2004) to aid in your determination that the additional disclosure is materially complete.

AUSTIN      LA JOLLA      SACRAMENTO      SAN DIEGO      SAN FRANCISCO      SEATTLE      SILICON VALLEY      WASHINGTON, DC

Gray Cary Ware & Freidenrich LLP

United States Securities and Exchange Commission

October 15, 2004

Page Two

Please do not hesitate to contact the undersigned at (512) 457-7221 if you would like to discuss this submission or if we otherwise can be of assistance. Should you determine that we have adequately addressed the Staff’s comment as set forth in the Comment Letter, it would be greatly appreciated if you could call the undersigned to advise us of that determination promptly so that we may begin the preparation of the definitive proxy statement.

Sincerely,

Gray Cary Ware & Freidenrich LLP

By:	Michael Dunn, P.C., Partner

By:	/s/ S. Michael Dunn
S. Michael Dunn, its President mdunn@graycary.com

Enclosures